UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

THE PECK COMPANY HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

705163103

(CUSIP Number)

Frederick A. Myrick, Jr.

4050 Williston Road, #511

South Burlington, VT 05403

(802) 658-3378

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Frederick A. Myrick, Jr.
2.	Check the appropriate box if a member of group (See Instructions)	(a) [ ] (b) [ ]
3.	SEC use only
4.	Source of funds (See Instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	[ ]
6.	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power
0
	8.	Shared voting power
703,487(1)
	9.	Sole dispositive power
0
	10.	Shared dispositive power 703,487(1)

11.	Aggregate amount beneficially owned by each reporting person 703,487(1)
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions)	[ ]
13.	Percent of class represented by amount in row (11) 13.5%
14.	Type of reporting person (See Instructions) IN

(1) These shares are held in trust by “Frederick A. Myrick, Jr., and Loretta Buxton-Myrick, or their successors In Trust, as Trustees of the Mykilore Trust dated April 24, 2019.”

1.	Names of reporting persons Loretta Buxton-Myrick
2.	Check the appropriate box if a member of group (See Instructions)	(a) [ ] (b) [ ]
3.	SEC use only
4.	Source of funds (See Instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	[ ]
6.	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power
0
	8.	Shared voting power
703,487(1)
	9.	Sole dispositive power
0
	10.	Shared dispositive power 703,487(1)

11.	Aggregate amount beneficially owned by each reporting person 703,487(1)
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions)	[ ]
13.	Percent of class represented by amount in row (11) 13.5%
14.	Type of reporting person (See Instructions) IN

(1) These shares are held by the “Frederick A. Myrick, Jr., and Loretta Buxton-Myrick, or their successors In Trust, as Trustees of the Mykilore Trust dated April 24, 2019.”

Item 1. Security and Issuer

The securities covered by this Schedule 13D are shares of common stock, par value $0.0001 per share (the “Common Stock”) of The Peck Company Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4050 Williston Road, #511, South Burlington, Vermont 05403.

Item 2. Identity and Background

(a) This statement is being filed on behalf of Frederick A. Myrick, Jr. and Loretta Buxton-Myrick (each a “Reporting Person” and collectively, the “Reporting Persons”).

(b) The residence of the Reporting Persons is 1 Hickory Lan, Essex Junction, VT 05452.

(c) Frederick A. Myrick, Jr. is the Executive Vice President and a director on the Board of Directors of the Issuer. Prior to the transactions described herein, he was the Vice President of Peck Electric Co., a Vermont corporation (“Peck Electric”). The business address of the Issuer is 4050 Williston Road, #511, South Burlington, VT 05403. Loretta Buxton-Myrick is a Structural CAD Technician with Stantec Inc. The business address of Stantec Inc. is 55 Green Mountain Dr, South Burlington, VT 05403.

(d) Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

On June 20, 2019 (the “Closing Date”), the Issuer consummated the previously announced business combination (the “Business Combination”) pursuant to a Share Exchange Agreement, dated as of February 26, 2019 (the “Exchange Agreement”), by and among the Issuer, Peck Electric and Peck Electric’s stockholders (the “Stockholders”). In connection with the closing of the Business Combination (the “Closing”), the Issuer changed its name from “Jensyn Acquisition Corp.” to “The Peck Company Holdings, Inc.” “Jensyn” refers to the Registrant prior to the Closing. In connection with the Closing, Jensyn issued 3,234,501 shares of Jensyn’s common stock to the Stockholders in exchange for all of the equity securities of Peck Electric, and Peck Electric became a wholly-owned subsidiary of the Issuer. In this regard, Frederick A. Myrick, Jr. received 703,487 shares of Common Stock, in consideration for his equity securities of Peck Electric, which are held in trust by Frederick A. Myrick, Jr., and Loretta Buxton-Myrick, or their successors In Trust, as Trustees of the Mykilore Trust dated April 24, 2019.

The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the Exchange Agreement, a copy of which is filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2019 and incorporated herein by reference.

Item 4. Purpose of Transaction

Frederick A. Myrick, Jr. previously held shares of capital stock in Peck Electric and received the shares of Common Stock as consideration from the Issuer pursuant to the terms of the above described Exchange Agreement in connection with the Business Combination.

Frederick A. Myrick, Jr. intends to participate in and influence the affairs of the Issuer through his positions as Executive Vice President and director on the Board of Directors of the Issuer and through his voting rights with respect to ownership of the Common Stock of the Issuer.

Subject to applicable legal requirements, the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons, ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. The Reporting Persons reserve the right to increase or decrease their holdings on such terms and at such times as they may decide.

Other than as described above, the Reporting Persons do not have any plan or proposal relating to or that would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) — (b)

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Frederick A. Myrick, Jr.	703,487	13.5%	0	703,487	0	703,487

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Loretta Buxton-Myrick	703,487	13.5%	0	703,487	0	703,487

* Based on 5,192,937 shares of Common Stock outstanding as of the Closing Date as represented by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 26, 2019.

(c) Except for the transactions described in Items 3, 4, 5 or 6 of this Schedule 13D, during the last sixty days there were no transactions with respect to the Common Stock effected by the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Exchange Agreement described further under Item 4, Frederick A. Myrick, Jr. received from the Issuer 703,487 shares of Common Stock in consideration for his equity securities of Peck Electric.

The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the Exchange Agreement, a copy of which is filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2019 and incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Form of Exchange Agreement (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2019).
Exhibit 2	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2019

/s/ Frederick A. Myrick, Jr.
Frederick A. Myrick, Jr., individually

/s/ Loretta Buxton-Myrick
Loretta Buxton-Myrick, individually

EXHIBIT INDEX

Exhibit	Description
Exhibit 1	Form of Exchange Agreement (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2019).
Exhibit 2	Joint Filing Agreement